

December 7, 2012

Via E-Mail
Samuel S. Asculai
Chairman and Chief Executive Officer
Enhance Skin Products Inc.
100 King Street West, 56th Floor
Toronto, Ontario M5X IC9, Canada

> **Re:** **Enhance Skin Products Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed June 22, 2012**
> **File No. 000-52755**

Dear Mr. Asculai:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Thomas E. Stepp, Jr.,Esq.